1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2010

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11,Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

Termination of Trust Agreements for Acquisition of Treasury Stock

1. Total Contract Amount(KRW)		Before Termination	KRW 982,000,000,000
		After Termination	KRW 0

2. Contract Period (Before Termination)		Beginning Dates	October 26, 2007 and October 29, 2007
		Terminated Dates	October 26, 2010 and October 29, 2010

3. Purpose of Termination			Direct holding of treasury stock, according to termination of trust agreements

4. Contracting Parties			Shinhan Bank Hana Bank Korea Exchange Bank

5. Dates of Termination			October 26, 2010 and October 29, 2010

6. Returning Method of Trust Properties after Termination			Return of Treasury Shares

7. Holding Status of Treasury Shares (Before Termination)	Shares of Direct Holding	Common Stock	5,764,002	Ratio(%)	7.14%
		Treasury Stock	0	Ratio(%)	0%
	Shares of Indirect Holding like Trust Agreement	Common Stock	3,886,710	Ratio(%)	4.81%
		Treasury Stock	0	Ratio(%)	0%

8. Holding Status of Treasury Shares (After Termination)	Shares of Direct Holding	Common Stock	9,650,712	Ratio(%)	11.95%
		Treasury Stock	0	Ratio(%)	0%
	Shares of Indirect Holding like Trust Agreement	Common Stock	0	Ratio(%)	0.00%
		Treasury Stock	0	Ratio(%)	0%

9 Date of the Resolution by the Board of Directors			—
- Attendance of External Directors		Present	—
		Absent	—
- Attendance of Auditors			—

10. Other Noteworthy Matters			- Because the Trust Agreements are terminated at the end of the agreement period, additional resolution of the Board of Directors is not required for the termination.
			- Acquired Treasury Stock (3,886,710 shares) will be directly held by SK Telecom, after termination of the Trust Agreements.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Tae Jin Park
Name:	Tae Jin Park
Title:	Senior Vice President

Date: November 2, 2010

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